Exhibit 99.1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Immutep Limited (Company)

ABN

90 009 237 889

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1.	Ordinary Shares
		2.	Ordinary Shares
		3.	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1.	16,666,667 Ordinary Shares
		2.	2,500,000 Ordinary Shares
		3.	20,000,000 Ordinary Shares

3	Principal terms of the +securities (e.g., if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1.	Fully Paid Ordinary Shares
		2.	Fully Paid Ordinary Shares
		3.	Fully Paid Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	1.	‘Pari Pasu’ with existing Fully Paid Ordinary Shares
		2.	‘Pari Pasu’ with existing Fully Paid Ordinary Shares
		3.	‘Pari Pasu’ with existing Fully Paid Ordinary Shares

If the additional securities do not rank equally, please state:

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	1.	Nil.
		2.	Nil.
		3.	Nil.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1.

Mr Marc Voigt exercises 2nd tranche of his performance rights which vested to him i.e. 16,666,667 to convert to ordinary shares, in accordance with shareholder approval received at the AGM on 17 November 2017.

2.

Dr Russell Howard exercises 1st tranche of his performance rights which vested to him i.e. 2,500,000 to convert to ordinary shares, in accordance with shareholder approval received at the AGM on 16 November 2018.

		3.	Vesting & exercise of Performance Rights under the Executive Incentive Plan into fully paid ordinary shares.

Immutep Limited, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

ABN: 90 009 237 889

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

Yes

6b	The date the security holder resolution under rule 7.1A was passed	16 November 2018

6c	Number of +securities issued without security holder approval under rule 7.1	Nil

6d	Number of +securities issued with security holder approval under rule 7.1A	Nil

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	1.	16,666,667 ordinary shares are issued on exercise of 2nd tranche out of 50,000,000 performance rights approved for Mr Marc Voigt at the AGM on 17 November 2017.
		2.	2,500,000 ordinary shares are issued on exercise of 1st tranche out of 10,000,000 performance rights approved for Dr Russell Howard at the AGM on 16 November 2018.

6f	Number of +securities issued under an exception in rule 7.2	3.	20,000,000 Ordinary Shares issued on exercising of performance rights

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	Not applicable

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	Not applicable

Immutep Limited, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

ABN: 90 009 237 889

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Refer Annexure 1

7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

2 January, 2019

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	3,383,598,296	Ordinary fully paid shares (ASX: IMM)

		Number	+Class - Options
9	Number and +class of all (including the securities in clause 2 if applicable)	Amount	Exercise Price	Expiration Date
		371,445,231	$0.0237	4 August 2020
		793,103	$0.057	30 October 2020
		1,026,272	$0.040	7 March 2021
		8,475,995	$0.025	4 August 2025
		Number	+Class - Warrants over NASDAQ listed American Depository Shares
		Amount	Exercise Price	Terms
		1,553,718	US$2.50	Each Warrant entitles the holder to purchase 1 ADS (where one ADS = 100 Ordinary Shares) at the exercise price and is exercisable immediately. Each Warrant will expire 5 January 2023

Immutep Limited, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

ABN: 90 009 237 889

2,080,000	US$2.50

Each Warrant entitles the holder to purchase 1 ADS (where one ADS = 100 Ordinary Shares) at the exercise price and is exercisable immediately. Each Warrant will expire on the third anniversary of the effective date of a registration statement covering resale of all of the warrant shares underlying the ADSs issuable upon exercise of the warrants.

Number	+Class - Performance Rights
Amount	Type	Expiration Date
5,472,734	NED PRs	Each tranche of NED PRs will expire one year after Vesting Date if not exercised as indicated in the appendix 3B released on 6 December 2016.
8,533,063	NED PRs	Each tranche of NED PRs will expire one year after Vesting Date if not exercised as indicated in this appendix 3B released on 4 December 2017
36,666,666	LTI	Each tranche of LTIs will expire one year after Vesting Date if not exercised as indicated in this appendix 3B released on 4 December 2017
10,000,000	LTI	Each tranche of LTIs will expire one year after Vesting Date if not exercised as indicated in this appendix 3B released on 4 December 2017
7,751,152	LTI	Each tranche of LTIs will expire one year after Vesting Date if not exercised as indicated in this appendix 3B released on 2 October 2018
7,500,000	NED PRs	Each tranche of NED PRs will expire one year after Vesting Date if not exercised as indicated in the appendix 3B released on 21 November 2018.

Immutep Limited, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

ABN: 90 009 237 889

Number	+Class - Convertible Notes
Amount	Type	Expiration Date
13,750,828	Convertible Notes each with a face value of AU$1, expiring on 4 August 2025

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable

Immutep Limited, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

ABN: 90 009 237 889

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders’ approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements in full through a broker?	Not applicable

Immutep Limited, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

ABN: 90 009 237 889

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)
(a)	☒	Securities described in Part 1
(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders
36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

Immutep Limited, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

ABN: 90 009 237 889

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	Not applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:	Not applicable
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

Immutep Limited, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

ABN: 90 009 237 889

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	Not applicable

Immutep Limited, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

ABN: 90 009 237 889

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4

We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 2/1/2019
Company secretary

Print name:	Tom Bloomfield

Immutep Limited, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

ABN: 90 009 237 889

Appendix 3B – Annexure 1

Calculation of placement capacity under

rule 7.1 and rule 7.1A for eligible entities

Introduced 01/08/12 Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue		2,399,329,199
Add the following:
•	Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2
•	Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval	724,269,097
•	Number of partly paid +ordinary securities that became fully paid in that 12 month period
Note:
•	Include only ordinary securities here – other classes of equity securities cannot be added
•	Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed
•	It may be useful to set out issues of securities on different dates as separate line items
Subtract the number of fully paid +ordinary securities cancelled during that 12 month period		Nil
“A”		3,123,598,296

Immutep Limited, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

ABN: 90 009 237 889

Step 2: Calculate 15% of “A”
“B”	0.15 [Note: this value cannot be changed]
Multiply “A” by 0.15	468,539,744
Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used
Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued:	2,080,000 Warrants convertible into 2,080,000 ADS (representing 208,000,000 ordinary shares)
• Under an exception in rule 7.2
• Under rule 7.1A
• With security holder approval under rule 7.1 or rule 7.4
Note:
• This applies to equity securities, unless specifically excluded – not just ordinary securities
• Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed
• It may be useful to set out issues of securities on different dates as separate line items
“C”	208,000,000
Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1
“A” x 0.15 Note: number must be same as shown in Step 2	468,539,744
Subtract “C” Note: number must be same as shown in Step 3	208,000,000
Total [“A” x 0.15] – “C”	260,539,744 Note: this is the remaining placement capacity under rule 7.1

Immutep Limited, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

ABN: 90 009 237 889

Part 2

Rule 7.1A – Additional placement capacity for eligible entities
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
“A” Note: number must be same as shown in Step 1 of Part 1	3,123,598,296
Step 2: Calculate 10% of “A”
“D”	0.10 Note: this value cannot be changed
Multiply “A” by 0.10	312,359,829
Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used
Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A	260,000,000
Notes:
• This applies to equity securities – not just ordinary securities
• Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed
• Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained
• It may be useful to set out issues of securities on different dates as separate line items
“E”	260,000,000

Immutep Limited, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

ABN: 90 009 237 889

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A
“A” x 0.10 Note: number must be same as shown in Step 2	312,359,829
Subtract “E” Note: number must be same as shown in Step 3	260,000,000
Total [“A” x 0.10] – “E”	52,359,829 Note: this is the remaining placement capacity under rule 7.1A

Immutep Limited, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

ABN: 90 009 237 889